September 27, 2018

Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot Avenue
Tucson, AZ 85712

       Re: ABCO Energy, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed August 31, 2018
           File No. 000-55235

Dear Mr. O'Dowd:

        We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please identify the stockholders that have provided written consent and describe the stockholders respective relationships to ABCO Energy, Inc. in materially complete detail. In addition, please describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of
      Exchange Act Rule 14a-1(l).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Asia Timmons-Pierce
(Special Counsel) at 202-551-3754 with any questions.
 Charles O'Dowd
ABCO Energy, Inc.
September 27, 2018
Page 2



                                   Sincerely,
FirstName LastNameCharles O'Dowd
                                   Division of Corporation Finance
Comapany NameABCO Energy, Inc.
                                   Office of Manufacturing and
September 27, 2018 Page 2          Construction
FirstName LastName